UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549



                           FORM 10 - SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                              ISSUERS
 Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     Certified Services, Inc.
          (Name of Small Business Issuers in its charter)


             Nevada                          88-0444079
(State of other jurisdiction of    (I.R.S. Employer Identification
 incorporation or organization                 Number)


  4850 West Flamingo Road #23                   89103
       Las Vegas, Nevada
(Address of principal executive              (zip code)
            offices)


Issuer's telephone number: (702) 319-4142


Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered






Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 25,000,000 shares authorized, 3,421,145 issued and outstanding as of September 8, 2000.


/1/


                         TABLE OF CONTENTS

                                                               Pag
                                                                 e
Part I......................................                     3
      Item  Description of Business......................        3
      1.
      Item  Management's Discussion and Analysis and Plan of     8
      2.    Operation........
      Item  Description of Property.......................       9
      3.
      Item  Security Ownership of                                9
      4.    Management.................
      Item  Directors and Executive                             10
      5.    Officers....................
      Item  Executive Compensation.......................       11
      6.
      Item  Certain Relationships and Related                   11
      7.    Transactions...............
      Item  Description of                                      12
      8.    Securities........................

Part II........................................                 13
      Item  Market for Common Equity and Related Stockholder    13
      1.    Matters.......
      Item  Legal Proceedings.........................          13
      2.
      Item  Changes in and Disagreements with                   13
      3.    Accountants............
      Item  Recent Sales of Unregistered                        13
      4.    Securities..................
      Item  Indemnification of Directors and                    14
      5.    Officers...............

Part F/S.....................................                  F-1
      Item  Financial Statements........................       F-1
      1.

Part III......................................                  16
      Item  Index to Exhibits...........................        16
      1.


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                    Forward Looking Statements

     Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;

  2.   Our ability to generate customer demand for our services;

  3.   The intensity of competition; and

  4.   General economic conditions.

     All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

                              Part I

     We are filing this Form 10-SB on a voluntary basis to:

  1. Provide current, public information to the investment community;

  2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

  3. Comply with prerequisites for listing of our securities on the NASD OTC Bulletin Board.

Item 1.     Description of Business

A.   Business Development and Summary

     We were formed as a Nevada Corporation on September 15, 1999 under the name Certified Services, Inc. Our articles authorize us to issue up to 25,000,000 shares of common stock at a par value of $0.001 per share. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. The fully reporting status is a necessary step in accomplishing our goal of having our stock listed on the OTC Bulletin Board in the future. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules. Presently, we have no market maker and we have not discussed with any market maker or registered broker any aspect of our operations.


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     We  are a developmental stage company that provides signatory, document preparation and loan processing services to mortgage, real estate and other financial service firms and their customers.

     Our business strategy includes:

  1. Introducing a marketing and advertising campaign to reach prospective customers and

  2. Expanding into new markets by entering into strategic partnerships with financial service firms.

     We target busy individuals who work traditional business hours, approximately 9 a.m. until 5 p.m., which are also the hours most financial service firms are open. These individuals typically find it difficult to make arrangements during work hours to sign attorney documents, mortgage loan papers and other real estate disclosures. We allow busy workers to meet deadlines without having to readjust their schedules. Our signers are available 24 hours a day, seven days per week. We take documents requiring signatures or notarizing from companies that contract us to do so to a customer's home, office or other pre-determined meeting area. Our employees explain the documents to customers and notarize signatures, if necessary. We then deliver the fully executed papers back to the company.

     We are involved in the real estate services industry. We are subject to and sensitive to the level of real estate activity in Southern Nevada. A decline in the number of real estate transactions will have a negative effect on our ability to generate revenues.

B.   Business of Issuer

  (1)  Principal services and principal markets

     We provide document preparation, signing and loan preparation services related to the documentation of real estate transactions.

     Signing and document preparation services

     We facilitate the signing of attorney documents, mortgage loan paper and other real estate disclosures. Signing and document preparation fees are dependent upon the types, complexity and requirements of the documents to be signed or prepared. We receive payment from either the customer of a real estate firm, or the firm itself, depending on how the transaction is structured. We are a neutral third-party, contracted to assist in the preparation of documents or to obtain and notarize signatures. We are not directly involved in any transaction and have no interest in the terms or outcomes.

     We offer our signing services on a 24-hour basis to accommodate individuals unable to obtain document preparation or signing services during standard business hours. We currently employ licensed and bonded notary publics in good standing, who are required to keep abreast of any updated laws or regulatory changes affecting our industry. In addition, we have an attorney on staff to assist in the preparation of legal documents on a per project basis.

     Loan processing services

       We provide loan processing services to mortgage companies. We are responsible for gathering, coordinating and processing loan documentation after the loan is originated through closing of the loan. Upon being contracting by a mortgage company, our services include:

  1.   Inputting the loan;


/4/


  2.   Printing forms for the loan;

  3.   Opening the escrow account;

  4.   Ordering property appraisal and credit reports;

  5. Gathering and justifying the documentation needed for a full credit approval;

  6.   Submitting the loan to the proper lender for approval; and

  7.   Closing the loan, which entails the following:

       a.   Fulfilling all requirements for being able to close the loan,

       b.   Ordering documents,

       c. Coordinating the closing with the escrow company or a signing service and

       d.   Ensuring that the loan is funded and is recorded.

     However, we have a limited operating history, and we face  all
of  the  risks inherent in the real estate industry.   These  risks
include, but are not limited to

  1.   Market acceptance and penetration of our services;

  2.   Our ability to attract, hire and retain employees;

  3.   Management of the costs of conducting operations;

  4.   General economic conditions; and

  5.   Factors that may be beyond our control.

     We  cannot assure you that we will be successful in addressing
these  risks.   Failure to successfully address these  risks  could
have a material adverse effect on our operations.

  (2)  Distribution methods of our services

     Our strategy is to achieve high levels of customer satisfaction and repeat business and to establish recognition and acceptance of our business. Our strategy includes the following key elements:

  1.   Building brand equity and

  2.   Pursuing strategic alliances.

     Build Brand Equity

     We believe that building awareness of the Certified Services brand is important in expanding our customer base. We intend to market and advertise to enhance our brand recognition with consumers. We intend to advertise through traditional and non-traditional media such as local newspapers and industry-specific publications, as well as over the Internet.


/5/


     We have not begun to design any advertising or marketing programs. We cannot assure you that we will be successful in attracting customers. If we fail to attract customers to use our services, we will be unable to generate revenues to support continuing operations.

     Pursue strategic alliances

     We will pursue strategic alliances with partners who have established operations. We believe that these joint venture relationships, if successful, will allow us to gain additional insight, expertise and penetration in markets where joint venture partners already operate, and may increase our revenue and income growth. We have not signed any specific joint venture agreements, and we cannot guarantee you that any agreements will be effected, or if effected, will be successful.

  (3)  Status of any announced new service

     As of September 8, 2000, we have:

  1.   Developed and implemented a business plan;

  2. Recruited and retained a management team, board of directors and employees;

  3. Attained capital that we believe will be sufficient for the next 12 months of operations; and

  4.   Commenced initial operations.

     We have commenced initial operations and have begun generating minimal revenues. However, we are a development stage company and we may not be able to meet competitive developments in our industry. If we are unable to do so, our operations will be negatively affected.

  (4)  Industry background

     The signing, loan processing and document preparation industry is a relatively small industry segment, and such services tend to be offered by diversified financial service firms. We have not discovered publicly traded companies whose business plan is to provide document preparation and signing services.

     We operate in a highly competitive market and compete with a variety of organizations that offer services similar to those we offer. The market includes a variety of participants, including national and regional:

  1.   Realty brokers,

  2.   Mortgage institutions and

  3.   Financial lending institutions.

     Some of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than we do.

     Our future revenues will be closely related to the level of real estate purchase and financing activity, since we offer services to real estate companies and their clients. Real estate sales are directly affected by the availability of funds to finance purchases. Our ability to compete depends in part on:

  1. Economic factors such as interest rates and the level of economic expansion;


/6/


  2. Our ability to attract, hire, develop and retain skilled personnel;

  3.   The level of real estate activity; and

  4. Our ability to market our signing and document preparation services to the real estate market.

Failure   to   address  these  risks  could   make   our   business
unprofitable.

  (6) Customers

     Our focus is on developing our brand recognition and a quality reputation in the market place. We have not yet begun any marketing or advertising efforts. To establish our brand and increase customer awareness, we will develop a marketing strategy consisting of:

  1. Establishing relationships with mortgage, title and escrow companies and

  2.   Employing a mix of media and promotional activities.

     For the seven months ended July 31, 2000, we have generated $6,254 of sales revenue. We do not anticipate that our revenues will be dependent, however, on any one or even a few major customers.

  (8) Regulation

     We are subject to legislation governing notaries public. In the state of Nevada, we are regulated by Nevada Revised Statutes Chapter 240. In taking an acknowledgment, our signers shall determine, from personal knowledge or from other satisfactory evidence, that the person making the acknowledgment is the person whose signature is on the instrument. The person who signed the document shall present the document to our notarial officer in person. In taking a verification upon oath or affirmation, we shall determine, from personal knowledge or from other satisfactory evidence, that the person making the verification is the person whose signature is on the verified statement. In certifying or attesting a copy of a document or other item, a notarial officer shall determine that the proffered copy is a complete, accurate and authentic transcription or reproduction of what was copied.

     A notarial officer has satisfactory evidence that a person is the person whose signature is on a document if he:

1.   Is personally known to the notarial officer;

2. Is identified upon the oath or affirmation of a credible witness personally known to the notarial officer;

3. Is identified on the basis of an identifying document which contains a signature and a photograph or physical description; or

4. Is identified upon an oath or affirmation of a subscribing witness who is personally known to the notarial officer.

  (9) Effect of existing or probable government regulations

     We  believe  that  we will be able to comply in  all  material respects with laws and regulations governing our signing activities. We are not aware of any probable government regulations that may adversely affect our business.


/7/


  (12) Employees

     We presently have four full-time and no part-time employees. Our employees are not represented by a collective bargaining agreement, and we believe that our relations with our employees are good.

Item 2.     Management's Discussion and Analysis and Plan of
Operation

Forward Looking Statements

     When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

A.   Management's Plan of Operation

(1) The following comprises the capitalization history for Certified Services:

  1. On September 17, 1999, we issued 1,500,000 shares of our common stock with a par value of $0.001 per share to two founding shareholders. The shares were issued in exchange for cash totaling $2,500 - $1,500 of which was for common stock and $1,000 that is considered additional paid-in capital. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  2. On July 12, 2000, we issued 1,921,145 shares of common stock to 83 individual shareholders at a price of $0.05 per share, for total receipts of $89,930 in cash and $4,982 in lieu of services rendered. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. Our shares are not currently traded on a public exchange. We have voluntarily submitted this registration statement with the Commission with the goal of establishing the fully reporting status.

     As of the date of this filing, we have 3,421,145 shares of par value common voting stock issued and outstanding, which are held by approximately 85 shareholders of record. We have adequate financial resources to carry on operations for the next 12 months assuming we do not earn additional revenues. However, if we require more capital, we may be required to raise additional capital via a public or private offering of equity or debt. In the meantime, our officers and directors plan to advance us funds on an as-needed basis, although there is no definitive or legally binding arrangement to do so. There are no preliminary loan agreements or understandings between us, our officers, directors or affiliates or lending institutions. We have no arrangements or commitments for accounts and accounts receivable financing. We cannot assure you that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

     We  have  generated $6,254 in sales revenues and devoted  our efforts primarily to developing our services, implementing our business strategy and raising working capital through equity financing. Our revenues are primarily dependent upon our ability to market and provide real estate and mortgage products and
services.   Our  priorities for the next 12 months  of  operations
are:


/8/


  1.   Continuing to market and advertise our services,

  2.   Developing further strategic relationships and

  3.   Responding to competitive developments.

     Realization of additional sales of our services during the fiscal year ending December 31, 2000 is vital to our operations. We cannot guarantee you that we will be able to compete successfully or that the competitive pressures we may face will not have an adverse effect on our business, results of operations and financial condition. Additionally, intensified competition in the real estate market could force us out of business.

(2) Our net loss for the seven months ended July 31, 2000, was approximately $5,727. Revenues for the same period were $6,254, which were realized from sales of our services. This was offset by general and administrative expenses totaling $11,350.

     We may experience fluctuations in operating results in future periods due to a variety of factors, such as:

  1. We have a limited operating history on which to base estimates of future performance;

  2. We may need to obtain additional financing in the event that we are unable to realize sales of our services or if we require more capital than we currently have;

  3.   Our market is highly competitive; and

  4.   We may experience difficulty in managing growth.

Item 3.     Description of Property

A.   Description of Property

     Our corporate headquarters are located at 4850 West Flamingo Road #23, Las Vegas, NV 89103. We rent this approximately 300 square foot office space at $1.30 per square foot for a total of $390 per month to be paid on a quarterly basis. We do not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized by us.

Item 4.     Security Ownership of Management

A.   Security Ownership of Management

   The following table sets forth as of September 8, 2000 certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our director and executive officers and

  3.   All of our directors and executive officers as a group.


/9/


     Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

  Name and Address     Shares Beneficially    Percentage of Shares
  ----------------           Owned               Outstanding
                       -------------------    --------------------

Michael L. Zuliani           750,000                 21.92%
4850 West Flamingo
Road #23
Las Vegas, Nevada
89103

Martin G. Bothmann           750,000                 21.92%
4850 West Flamingo
Road #23
Las Vegas, Nevada
89103

St. Andrews Venture          200,000                 5.85%
Capital, LLC
628 St. Andrews Road
Henderson, Nevada
89015

Total ownership by          1,500,000                43.84%
our officers and
directors (two
individuals)

B.   Persons Sharing Ownership of Control of Shares

No person other than Michael L. Zuliani, Martin G. Bothmann and St. Andrews Venture Capital, LLC owns or shares the power to vote 5% or more of our securities.

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

The following table sets forth certain information with respect to each of our executive officers or directors.

    Name      Age             Position                Appointed
   ------    -----           ----------              -----------

 Michael L.    31      President and Director       September 17,
   Zuliani                                               1999

  Martin G.    32     Secretary, Treasurer and      September 17,
  Bothmann                    Director                   1999

Rebecca Baltz  29     Director and Loan Signing     September 17,
                                Agent                    1999

B.   Work Experience

     Michael L. Zuliani, President and Director - Mr. Zuliani has 11 years of experience in the mortgage and real estate industry.
He has experience in various aspects of the mortgage industry, including loan servicing, foreclosures and secondary marketing for a Fortune 500 company. Mr. Zuliani has purchased and sold sub-prime paper for mortgage-backed securities. He has been licensed in both California and Nevada as a property and casualty and life insurance agent as well as a notary public in good standing. Mr. Zuliani is presently a licensed mortgage broker in the state of Nevada. He does business consulting and aides investors in placing private mortgage backed securities. Mr. Zuliani is active in commercial development


/10/


projects and time-share
developments. He is a graduate of the California State University, Sacramento, with concentrations in finance and insurance with a communications minor.

     Martin G. Bothmann, Secretary and Treasurer - Mr. Bothmann is a veteran in the real estate industry. He started as a real estate agent in Southern Florida, 13 years ago, then moved to southern Nevada in 1991, to start a career in the mortgage industry. He has worked as an outside marketing agent for a Fortune 500 company, as well as starting his own corporation and consulting company in 1998. Mr. Bothmann consults small to medium sized companies on reorganization of debt, marketing and cost-cutting procedures. He has assisted companies out of bankruptcy into growing and profitable companies.

     Rebecca Baltz, Director and Loan Signing Agent- Ms. Baltz has over nine years of experience in the mortgage industry, including loan servicing, repossessions, foreclosures, loan production and loan closings. She was previously a manager for a second mortgage company. Ms. Baltz has managed numerous types of operations and has set-up and implemented operational procedures for financial institutions over the past five years. She has experience in marketing, underwriting and processing all types of loans. She has background in loan packaging, signing, funding, document preparation and final quality control auditing functions. Ms. Baltz also has working knowledge of federal and state regulatory compliance issues and has handled multiple reporting functions to various state and federal regulatory agencies. Ms. Baltz is a graduate of the University of Nevada, Las Vegas, with a degree in Criminal Justice and a minor in political science.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

     We do not currently have employment agreements with our executive officers but we expect to sign employment agreements with each in the next approximately six months. All executive officers prior to September 8, 2000, did not draw a formal salary or informal compensation from us. Over the next 12 months, however, each executive officer is expected to draw the following annual compensation. We do not currently have an employee stock option plan.

     Name             Capacities in which              Annual
                   Remuneration was Recorded        Compensation
    ------         -------------------------        ------------

  Michael L.         President and Director           $16,000
   Zuliani

  Martin G.         Secretary, Treasurer and          $16,000
   Bothmann                 Director

Rebecca Baltz   Director and Loan Signing Agent  Paid Per Project1


1. Ms. Rebecca Baltz is an independent contractor and receives remuneration on a per project basis.

Compensation of Directors

     There were no arrangements pursuant to which any director was compensated for the period from September 15, 1999 to July 31, 2000, for service provided as a director.

Item 7.     Certain Relationships and Related Transactions

     None.


/11/


Item 8.     Description of Securities

     Our authorized capital stock consists of 25,000,000 shares of common stock, par value per share. As of September 8, 2000, we had 3,421,145 shares of common stock outstanding. To date, we have not issued preferred stock. The holders of shares of our common stock are entitled to one vote for each share on all matters on which the holders of common stock are entitled to vote. There is no cumulative voting for the election of directors. Subject to the rights of any outstanding shares of preferred stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. Holders of our common stock are entitled to share ratably in our net assets upon liquidation or dissolution after payment or provision for all liabilities and the preferential liquidation rights of any shares of preferred stock then outstanding. Our holders of common stock have no pre-emptive rights to purchase any shares of any class of our stock. All outstanding shares of common stock are, and our shares of common stock to be issued pursuant hereto will be, upon payment therefore, fully paid and non-assessable.


/12/


                              Part II

Item 1.     Market for Common Equity and Related Stockholder
Matters

B.    Holders

     As of September 8, 2000, we had approximately 85 stockholders of record.

D.     Reports to Shareholders

     We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules.

E.     Transfer Agent and Registrar

     The Transfer Agent for our shares of common voting stock is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 2.     Legal Proceedings

     We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

     We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

     The following discussion describes all the securities we have sold within the past three fiscal years:

     On September 17, 1999, we issued 1,500,000 shares of our common stock with a par value of $0.001 per share to two founding shareholders. The shares were issued in exchange for cash totaling $2,500. As this was a private transaction, only offered to our founders, it was a transaction by an issuer not involving any public offering. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. No underwriting discounts or commissions were paid in this offering.

     On July 12, 2000, we issued 1,921,145 shares of common stock to 83 individual shareholders at a price of $0.05 per share, for total receipts of $89,930 in cash and in exchange for services rendered in the amount of $4,982. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. This offering was registered with the State of Nevada, and said registration was granted by the State of Nevada on October 28, 1999. The offering was sold exclusively in said state in which it was registered. We sold less than $1,000,000 in a twelve-month period. In addition, this offering was made on a best efforts basis and was not underwritten.


/13/


Item 5.     Indemnification of Directors and Officers

     Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section 78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.


/14/



                             Part F/S

Item 1.        Financial Statements                Page

The following documents are filed as
part of this report:

a)       Certified Services, Inc.

    Report of G. Brad Beckstead, CPA                F-1

    Balance Sheet                                   F-2

    Income Statement                                F-3

    Statement    of    Changes    in                F-4
Stockholder's Equity

    Statement of Cash Flows                         F-5

    Footnotes                                       F-6




/15/













                     Certified Services, Inc.
                   (A Development Stage Company)

                           Balance Sheet
                        as of July 31, 2000
                                and
                         December 31, 1999

                                and

                       Statements of Income,
                     Stockholders' Equity, and
                            Cash Flows
                      for the periods ending
                           July 31, 2000
                       and December 31, 1999
                        and for the period
              September 15, 1999 (Date of Inception)
                              through
                           July 31, 2000







                         TABLE OF CONTENTS




                                                      PAGE

Independent Auditor's Report                             1

Balance Sheet                                            2

Income Statement                                         3

Statement of Stockholders'                               4
Equity

Statement of Cash Flows                                  5

Footnotes                                                6









G. BRAD BECKSTEAD
Certified Public Accountant
                                                330 E. Warm Springs
                                                Las Vegas, NV 89119
                                                       702.528.1984
                                                   425.928.2877efax

INDEPENDENT AUDITOR'S REPORT


August 29, 2000

Board of Directors
Certified Services, Inc.
4850 W Flamingo Road Suite 23
Las Vegas, NV 89103

I have audited the Balance Sheet of Certified Services, Inc. (the "Company") (A Development Stage Company), as of July 31, 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period September 15, 1999 (Date of Inception) to July 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Certified Services, Inc. (A Development Stage Company) as of July 31, 2000, and the results of its operations and cash flows for the period September 15, 1999 (Date of Inception) to July 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 5 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



G. Brad Beckstead, CPA










                     Certified Services, Inc.
                   (A Development Stage Company)

                           Balance Sheet



                                          July  December
                                           31,  31, 1999
                                          2000
                                         -----  ---------

Assets

Cash and equivalents                  $  93,921 $  2,506

Organizational costs, net                  -0-       275
                                       -------- --------
                                      $  93,921 $  2,781
                                       ======== ========




Liabilities and Stockholders' Equity

Common Stock, $0.001 par value,
25,000,000 shares authorized;
3,421,145
and 1,500,000 shares issued and
outstanding
at 7/31/00 and 12/31/99, respectively        3.421      1,500

Additional Paid In Capital                  95,886      1,295

Subscriptions receivable                     (100)        -0-

Retained earnings                          (5,286)       (14)
                                           -------     ------
                                            93,921      2,781
                                           -------     ------
                                         $  93,921   $  2,781
                                         =========   ========






                     Certified Services, Inc.
                   (A Development Stage Company)

                         Income Statement


                                                      September
                                                       15, 1999
                                July 31,  December  (inception)
                                    2000  31, 1999      to July
                                                            31,
                                                           2000
                                --------  --------   ----------

Revenue                         $  6,254     $   6    $   6,260


General and administrative        11,350       -0-       11,350
expenses

Amortization of organizational       275        20          295
costs                            -------    -------    --------

Operating loss                   (5,371)      (14)      (5,385)

Other income                          99       -0-           99
                                 -------    -------    --------
Net income or (loss)           $ (5,272)    $ (14)   $  (5,286)
                               =========    =======  ==========





Weighted average number of
         common shares         3,421,145  1,500,000    3,421,145
outstanding

    Net (loss) per share         $   -0-   $   -0-      $   -0-
                                 =======   ========     =======













                      Certified Services, Inc.
                   (A Development Stage Company)

           Statement of Changes in Stockholders' Equity




                                                 Deficit
                                                 Accumul
                    Common               Additi   ated     Total
                    Stock       Subscri   onal   During   Stockhol
               ---------------   ption   Paid-   Develop   ders'
                                Receiva    in     ment     Equity
                                  ble    Capita   Stage
                                           l
               Shares   Amount
               -------  -------  ------   ------  ------    -------
September 15,
1999                       $-0-    $-0-    $295     $-0-      $295
Donated
Capital

September 17,
1999
Founders        1,500,    1,500           1,000              2,500
shares issued      000
in exchange
for cash

Net Loss,
September 15,
1999
(inception) to
December 31,
1999                                                (14)      (14)
               -------  -------  ------   ------  ------    ------


Balance as of   1,500,    1,500           1,295     (14)     2,781
December 31,       000
1999

January 10,
2000                                      1,500              1,500
Donated
Capital

July 31, 2000
Issued
pursuant to     1,821,    1,821   (100)  88,209             89,930
Rule 504           500
offering

July 31, 2000
Issued for      99,645      100           4,882              4,982
services

Net Loss,
January 1,
2000 to
July 31, 2000                                    (5,272)   (5,272)
               -------  -------  ------   ------  ------    ------

Balance as of
July 31, 2000   3,421,    3,421   (100)  95,886  (5,286)    93,921
                  145
                =====     =====   =====  ======  =======    ======






                      Certified Services, Inc.
                   (A Development Stage Company)

                      Statement of Cash Flows


                                               July  December
                                                31,  31, 2000
                                               2000
                                               ----  --------

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss                                  $ (5,272)   $  (14)


(Increase) decrease in organizational           275     (275)
costs, net

Net cash used by operating activities       (4,997)     (289)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash used by investing activities           -0-       -0-
                                            -------   -------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of capital stock                     1,921     1,500

Additional Paid In Capital                   94,591     1,295

Subscriptions receivable                      (100)       -0-

Net cash provided by financing activities    96,412     2,795

Beginning cash                                2,506       -0-
                                           --------   -------
Ending cash                                $ 93,921   $ 2,506
                                           ========   =======


NON-CASH TRANSACTIONS

Interest expense                                -0-       -0-
Income taxes                                    -0-       -0-










                     Certified Services, Inc.
                   (A Development Stage Company)
                             Footnotes

Note 1 - History and organization of the company

The Company was organized September 15, 1999 (Date of Inception) under the laws of the State of Nevada, as Certified Services, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 25,000,000 shares of $0.001 par value common stock.

Note 2 - Accounting policies and procedures

Accounting policies and procedures have not been determined except as follows:

Accounting method
 The Company reports income and expenses on the accrual method.

Estimates
 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
 The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of June 30, 2000.

Reporting on the costs of start-up activities
 Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Loss per share
 Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. As of June 30, 2000, the Company had no dilutive common stock equivalents, such as stock options or warrants.

Dividends
 The  Company has not yet adopted any policy regarding  payment  of
 dividends.   No  dividends  have  been  paid  or  declared   since
 inception.

Equipment
 The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight-line method of depreciation.

Year end
 The Company has adopted December 31 as its fiscal year end.

Note 3 - Income taxes

Income  taxes  are  provided  for using  the  liability  method  of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. There is no provision for income taxes for the period ended June 30, 2000 due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations.

Note 4 - Stockholder's equity

The Company is authorized to issue 25,000,000 shares of its $0.001 par value common stock.

On September 15, 1999, the directors contributed additional paid in capital of $295.

On September 17, 1999, the Company issued 1,500,000 shares of its $0.001 par value common stock to directors in exchange for cash in the amount of $1,500. The directors also contributed additional paid in capital in the amount of $1,000.

On January 10, 2000, the directors contributed additional paid in capital of $1,500.

On July 31, 2000, the Company closed its Rule 504 offering and issued 1,821,500 shares of its $0.001 par value common stock for cash, net of offering expenses and subscriptions receivable, in the amount of $89,930. Of the total, $1,821 is common stock, $88,209 is additional paid-in capital, and $100 is subscriptions receivable.

On July 31, 2000, the Company issued 99,645 shares of its $0.001 par value common stock for services valued at $4,982. Of the total, $100 is common stock and $4,882 is additional paid-in capital. The services have been appropriately expensed.

There have been no other issuances of common stock.

Note 5 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

Note 4 - Related party transactions

The  Company does not lease or rent any property.  Office  services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 6 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Note 7 - Year 2000 issue

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems that use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure that could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.






                             Part III

Item 1.        Index to Exhibits

Exhibit    Name and/or Identification of Exhibit
Number
-------    -------------------------------------------------

    3      Articles of Incorporation & By-Laws

                a. Articles of Incorporation of the Company filed September 15, 1999

                b.  By-Laws of the Company adopted September
           17, 1999


   23      Consent of Experts and Counsel
                Consents of independent public accountants


   27      Financial Data Schedule
                Financial Data Schedule of Certified
           Services, Inc. ending July 31, 2000







                            SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                     Certified Services, Inc.
                           (Registrant)

Date:     September 8, 2000

By:  /s/ Michael L. Zuliani

     Michael L. Zuliani, President


Date:     September 8, 2000

By:  /s/ Martin G. Bothmann

     Martin G. Bothmann, Secretary and Treasurer


/16/